UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the Month of April, 2016

Commission File Number 001-35948

Kamada Ltd.
(Translation of registrant’s name into English)

7 Sapir St.
Kiryat Weizmann Science Park
P.O Box 4081
Ness Ziona 74140
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statement File No. 333-192720.

The following exhibit is attached:

99.1	News Release: Kamada Announces Initiation of Phase 2 Clinical Trial with Intravenous Alpha-1 Antitrypsin for the Prevention of Lung Transplant Rejection

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 6, 2016	KAMADA LTD.
By: /s/ Gil Efron
Gil Efron Deputy Chief Executive Officer and Chief Financial Officer

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1	News Release: Kamada Announces Initiation of Phase 2 Clinical Trial with Intravenous Alpha-1 Antitrypsin for the Prevention of Lung Transplant Rejection